UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	SEC FILE NUMBER
000-30695

CUSIP NUMBER
043279108

NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q   [  ] Form N-SAR
[   ] Form N-CSR

For Period Ended:  December 31, 2009

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ARVANA INC.
Full Name of Registrant

Suite 145, 925 West Georgia Street
Address of Principal Executive Office (Street and Number)

Vancouver, BC V6C 3L2
  City, State and Zip Code

(formerly 2610 – 1066 West Hastings Street Vancouver, British Columbia  V6E 3X2)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be file within the prescribed time period.

The preparation of the Company’s Annual Report on Form 10-K and the accompanying consolidated audited financial statements for the year ended December 31, 2009 were not completed in sufficient time to enable the Company to complete the filing of the Form 10-K within the prescribed period. Although management of the Company has been working diligently to prepare the annual report on Form 10-K for the year ended December 31, 2009, the work necessary to complete the report cannot be finished in sufficient time to permit the filing on the scheduled due date of March 31, 2010 without unreasonable effort or expense. The Company anticipates that the Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Wayne Smith	866	824-7860
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes    [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company not incurring any stock-based compensation expense for the year ended December 31, 2009 as opposed to stock-based compensation expense of $528,200 for the year ended December 31, 2008 the results of operations are expected to be significantly different from the results of operations for the prior fiscal year. The Company anticipates that the loss for the year ended December 31, 2009 will be $243,923, as opposed to $709,500 for the year ended December 31, 2008.

ARVANA INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2010	By: /s/ Wayne Smith Chief Executive Officer and Chief Financial Officer